United States securities and exchange commission logo





                           March 17, 2021

       Arman Tabatabaei
       Chief Executive Officer
       Cannabis Global, Inc.
       520 S Grand Avenue, Suite 320
       Los Angeles, CA 90071

                                                        Re: Cannabis Global,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253665

       Dear Mr. Tabatabaei:

              We have limited our review of your registration statement to those issues we have addressed in our comment below. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 Filed February 26, 2021

       Cover Page

   1. We note that you state on the Prospectus Cover Page that you are registering 19 million shares of common stock
at a fixed price of $0.15 per share. We further note that you use an offering price per
share of $0.49 in the table on page 23 under Expected Accretion to
                                                        Common Shares, and that
your fee table is based on a proposed maximum aggregate price per share of $0.18.
Please reconcile your disclosure, and related calculations
                                                        throughout, regarding
the price per share of the securities you are offering.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Arman Tabatabaei
Cannabis Global, Inc.
March 17, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,
FirstName LastNameArman Tabatabaei
                                                           Division of
Corporation Finance
Comapany NameCannabis Global, Inc.
                                                           Office of Life
Sciences
March 17, 2021 Page 2
cc:       Tad Mailander
FirstName LastName